SONIA A. SHEWCHUK SShewchuk@faegre.com 612.766.7810

January 26, 2011

Joseph McCann

Senior Counsel

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hutchinson Technology Incorporated
Registration Statement on Form S-4
File No.: 333-171614
Filed January 10, 2011

Schedule TO-I
File No.: 005-37228
Filed January 10, 2011

Dear Mr. McCann:

On behalf of Hutchinson Technology Incorporated (the “Company”), for which we are serving as counsel, we are pleased to submit the following responses to the comments of the Staff as set forth in your letter to the Company dated January 14, 2011, regarding the Company’s Registration Statement on Form S-4 and Schedule TO-I, each filed on January 10, 2011. This letter should be read in conjunction with the accompanying Amendment No. 1 to the Registration Statement (the “Registration Statement Amendment”) and Amendment No. 1 to the Schedule TO-I (the “Schedule TO Amendment”), each of which was filed by the Company on the date hereof with the Commission.

The supplemental information set forth herein has been supplied by the Company for use in connection with the Staff’s review of the responses described below, and all such responses have been reviewed and approved by the Company. For convenience, each of the Staff’s consecutively numbered comments is set forth herein, followed by the Company’s response in bold. In this letter, all page references, including those set forth in the Staff’s comments, have been updated to refer to the page numbers in the Registration Statement Amendment.

Registration Statement on Form S-4

1.	Comment: Please revise the prospectus cover page and elsewhere in the prospectus as appropriate to clarify that the maximum aggregate principal amount of the Old Notes to be tendered is $75,294,000.

Response: The Company has added appropriate disclosure on the cover page of the prospectus and on pages i, 2, 8 and 46 of the prospectus.

Statement Regarding Forward-Looking Information, page 38

2.	Comment: We note the reference to the Private Securities Litigation Reform Act of 1995. We remind you that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act, Section 21E(b)(2)(C) of the Exchange Act and Question 117.05 of the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations (January 26, 2009) available at www.sec.gov. Please revise and refrain from referring to such safe harbor provisions in any offers to exchange, future press releases or other communications relating to the exchange offers.

Response: The Company has revised the disclosure on page 38 of the prospectus.

3.	Comment: We note the disclaimer regarding the Company’s obligation to update any forward-looking statements. This disclaimer is inconsistent with your obligations under Exchange Act Rule 13c-4(c)(3) to amend the Schedule TO to reflect a material change in the information previously disclosed. Please revise and avoid using such statements in all future communications relating to the exchange offers.

Response: The Company has revised the disclosure on page 38 of the prospectus.

Conditions to the Tender/Exchange Offer, page 50

4.	Comment: We note the disclosure in the last paragraph of this section relating to the Company’s failure to exercise any of the rights described in this section. This language suggests that if a condition is triggered and the Company fails to assert the condition, it will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and the Company decides to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, the Company may be required to extend the offer and recirculate new disclosure to security holders. In addition, when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the Company should inform holders how they intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the Company’s understanding on both points in your response letter.

Response: Depending on the materiality of a waived condition and the number of days remaining in the offer, the Company understands and acknowledges that it may be required to extend the offer and recirculate new disclosure to security holders. The Company further understands and acknowledges that if an offer condition is triggered by events that occur during the offer period and before expiration of the offer, it will promptly inform holders how it intends to proceed unless the condition is one where satisfaction of the condition may be determined only upon expiration.

Index to Exhibits, page II-5

5.	Comment: We note your intention to file certain exhibits, including the legal opinion to be filed as exhibit 5.1 and the indenture to be filed as exhibit 4.5, either by pre-effective amendment to the registration statement or by incorporating by reference to a current report on Form 8-K. Please confirm that you will file all exhibits required to be filed prior to effectiveness before requesting acceleration of the effective date of the registration statement.

Response: The Company has filed exhibits 4.5 and 5.1 as well as additional exhibits with the Registration Statement Amendment.

If we can facilitate the Staff’s review of the Registration Statement Amendment or the Schedule TO Amendment, or if the Staff has any questions on any of the information set forth herein, please telephone me at (612) 766-7810 or Dawn Holicky at (612) 766-7103. Our fax number is (612) 766-1600. Thank you again for your time and consideration.

Very truly yours,

FAEGRE & BENSON LLP

/s/ Sonia A. Shewchuk

Sonia A. Shewchuk

cc:	Perry Hindin, Special Counsel, Office of Mergers & Acquisitions
David P. Radloff
Peggy Steif Abram